14:41 36%

jeanneawuy So excited 🎉🎉🎉

May 5

exzerocarbon



1/3
ZERO
CARBON TECHNOLOGIES
FASTCOMPANY
THE WORLD'S
MOST INNOVATIVE
COMPANIES 2018
BREAKTHROUGH
TECHNOLOGY
NEXT GENERATION WASTE TO FUEL-CELL TECHNOLOGY
AS SEEN ON
CNN

Liked by **jeanneawuy** and **21 others**

exzerocarbon A BREAKTHROUGH TECHNOLOGY- The next Unicorn! Disrupt the trillion USD Waste Market. Government Funded.... more

lorrayneperi 👏👏👏👏

ex.zerocarbon Disclaimer:
We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the [...]

May 4

exzerocarbon